Exhibit 99-1


                                    February 7, 2001

The Board of Directors
The York Group, Inc.
C/O Mr. Tom J. Crawford
Chairman of the Board & Chief Executive Officer
8554 Katy Freeway, Suite 200
Houston, Texas 77024

Gentlemen:

As York's largest shareholder, we are extremely concerned that the immediate asset liquidations and severe austerity measures being forced upon York by its creditors are not in the best interest of York's customers, employees or its shareholders. Wilbert has long advocated the sale of Company owned distribution centers to independent distributors and supports the sale of non-productive assets. However, based upon our reading of York's January 25, 2001 8-K, describing its "Forbearance Agreement" with its lenders, we believe the timing requirements for the liquidation of the distribution centers and other assets is so short that the Company is not afforded adequate time to conduct an orderly sale process and may result in the Company receiving less than full value for those assets.

We are especially concerned about "asset sales consisting of real property assets located in (or related to) the Borrower's or its Subsidiary's operations in New Orleans, Louisiana" described in York's 8-K. Your January 19th news release indicates, "We will continue to offer and support the York Merchandising Systems (TM) and the innovative Funeral Resource Center (TM) as we have in the past." If, as you stated, York plans to continue YMS, then it seems York is being forced to sell its casket merchandising center and must either move it to another location or execute a "sale-leaseback" transaction on the building. Certainly moving the YMS center would be both expensive and disruptive to the entire York organization. A sale-lease back of the building would almost certainly increase York's operating costs, not lower them.

The terms to which you were forced to agree in order to secure the bank's temporary forbearance seem onerous. These terms require the payment of a $150,000 fee, immediately and substantially increase the Company's borrowing costs, and provides that interest rates will escalate even further if $18.0 million of assets aren't disposed of very quickly, all simply to gain forbearance until June 30th. The immediate liquidation of assets, with proceeds paid to the banks, might be an acceptable alternative for York if it resulted in a permanent financing agreement that provided sufficient funds and flexibility to execute your business plan. However, it appears the banks have imposed upon York the cost of a consultant to oversee asset liquidations and operations until they are repaid, while leaving York with no funds to support the normal and ongoing needs of its business.

Wilbert's Position

For reasons set forth in our December 1, 2000 letter, we believe Wilbert's and York's business opportunities and ability to compete in a consolidating industry environment are significantly improved by combining our resources. You have indicated your belief that York's shareholders, of whom we are the largest, are best served by York remaining independent.

Regardless of whether York combines its operations with Wilbert or continues to operate as an independent company, Wilbert and other shareholders are not well served by York being forced to sell assets in a manner that may not maximize their value. Neither are shareholders well served by York being forced to pay additional fees to its bankers, higher interest rates on its debt, or being forced to enter into agreements that may provide short-term liquidity at the expense of long-term profitability. Most seriously, York's customers, employees, and its shareholders are not well served by a credit agreement that does not provide corporate stability and that does not provide Company management the financial resources to operate and upgrade its plants and equipment in a competitive manner or to pay its vendors on a timely basis.

For these reasons, Wilbert proposes to provide York with $15.0 million of financing. We believe this proposal, if accepted, will allow York to permanently solve its financing problems, stabilize its operations and work force and, together with Wilbert, enhance its customer base and underlying profitability.

Wilbert is prepared to proceed quickly to reach agreement with York under the general terms and conditions set forth below.

Wilbert's Proposal

Wilbert proposes to lend York $15.0 million. This loan will be in the form of a seven-year debenture, be convertible in whole or in part, at Wilbert's option, into common stock of the Company. Terms proposed are as follows:

Amount:           $15.0 million

Term:             7 years

Interest:         Wilbert's  cost + .75%,  currently  estimated  to be  7.75%, payable semi-annually.

Principal repayment:    Year 1      $0
                        Year 2      $0
                        Year 3      $1.0 million
                        Year 4      $1.5 million
                        Year 5      $3.0 million
                        Year 6      $4.0 million
                        Year 7 $5.5 million

Conversion:       The  debenture is  convertible  at any time,  in whole or in part, into shares of York common stock at a price of $4.75 per share.

We believe the amount, the interest rate, which we believe is approximately three full percentage points (3%) below York's current rate, and the interest only provisions of this debenture will allow York to easily refinance its remaining debt and reduce that debt to a very serviceable level during the two year interest only period.

Other General Terms and Conditions of the Proposals

1. Wilbert nominees constitute the majority of York's Board of Directors at the closing of the loan and the majority of Directors proposed by York at its next annual meeting.

2. York's Board of Directors takes action to exempt the transaction from York's Shareholder Rights Plan and provisions of Delaware Corporate Law rule 203.

3. Wilbert be allowed to perform a due diligence investigation of York, during which time it is allowed full access to the company's operating facilities, books and records.

4. York receives an "unqualified" opinion on its financial statements for the year ending December 31, 2000, or if not unqualified, qualified only as to York's ability to refinance its existing debt.

5. York's financial results for the year ending December 31, 2000 are generally in line with those indicated to the financial community in its investor conference call of November 21, 2000 (except for changes related to the sale of distribution facilities and $10.0 million special charge as already reported).

6. York continues its operations in the ordinary course of business and disposes of no material assets prior to closing, without Wilbert's specific approval, which shall not be unreasonably withheld.

7.    No material adverse events occurring prior to closing.

8.    Wilbert's bank approves the final terms and conditions of the offer.

9.    Negotiation   of  a   definitive   agreement,   including   non-dilution
      provisions and other terms and conditions which may arise from due diligence, negotiations with York's bankers or Wilbert's own banking requirements.

Wilbert has reviewed this proposal with its banks and has their conditional approval for its offer. Their specific approval can be obtained only after Wilbert has reached final agreement with York.

Other Matters

As you are aware, Wilbert took the necessary steps, by its January 8, 2001 correspondence to you, to submit a separate slate of proposed directors to York's shareholders at the Company's 2001 annual meeting. In that correspondence, we requested that you indicate the number of seats currently on the board of directors, confirm that you will recognize our nominees for election to the board of directors at the meeting, and that the stockholders of the Company will be allowed to vote for such nominees. We also requested that you identify our nominees for directors in the Company's proxy materials for the 2001 annual meeting and that you provide, on the Company's form of proxy delivered to stockholders, the ability to vote for our nominees. To date, we have received no response to that correspondence or our previous request to meet with York's distributors. We again ask that you provide us written answers to our questions and our request to meet with York's distributors.

We also previously indicated our receptiveness to members of your current board or other qualified persons whom you may propose to join our proposed slate. That invitation remains open.

Summary

This proposal, when coupled with other reasonably obtainable credit facilities, provides a permanent solution to York's continuing refinancing issues and gives the Company the ability to deliver increasing value to its shareholders in a competitive environment. More importantly, it positions York to grow and strengthen its position with its customers, its distributors, and its employees.

This proposal remains open until 5:00 PM Central Standard Time, February 21, 2001. We look forward to your response.

Very truly yours,

/s/ Curtis J. Zamec

Curtis J. Zamec

Chairman and Chief Executive Officer

CJZ:bls

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